SCHEDULE 14A INFORMATION

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Money Market Obligations Trust

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Filed by: Money Market Obligations Trust, on behalf of its portfolio, Federated Ohio Municipal Cash Trust.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: Touchstone Ohio Tax-Free Money Market Fund, a portfolio of Touchstone Tax-Free Trust.

Subject Company Commission File No. 811-03174

Federated Investors’ Ohio Municipal Cash Trust to Acquire $91 Million in Assets from Touchstone Ohio Tax-Free Money Market Fund

•	Transition expected to be completed in Q2 2015

(PITTSBURGH, Pa., March 20, 2015) — Federated Investors, Inc. (NYSE: FII), one of the nation’s largest investment managers, and Touchstone Advisors, Inc., have reached a definitive agreement regarding the acquisition by Federated of certain assets relating to Touchstone’s management of the Touchstone Ohio Tax-Free Money Market Fund, a series of Touchstone Tax-Free Trust. In connection with the acquisition, approximately $91 million in tax-free money market assets will be reorganized from the Touchstone Ohio Tax-Free Money Market Fund into Federated Ohio Municipal Cash Trust, a portfolio with a similar investment objective.

Established in 1990, Federated Ohio Municipal Cash Trust has approximately $391 million in net assets and is a portfolio of the Federated Money Market Obligations Trust, which has approximately $184 billion in aggregate net assets. With approximately $19 billion in tax-free, state-specific money market assets under management, Federated offers more tax-free state money market products than any other investment manager.

“Federated’s experience in handling these types of transactions, and our commitment to providing a variety of liquidity-management solutions for our clients provide an ideal opportunity for the shareholders of the Touchstone fund to transition to Federated,” said Joe Machi, director of alliances at Federated. “As a leading provider of cash management services, Federated regularly works with organizations of many types and sizes as they evaluate their liquidity-management needs, and we continue to seek opportunities for mutually beneficial transactions.”

“In light of the changing regulatory landscape with respect to money market funds, we sought a party that had a commitment to the money market fund business. Federated offers shareholders of the Touchstone Ohio Tax-Free Money Market Fund the opportunity to continue their investments in a larger fund with comparable investment objectives, investment strategies, tax benefits, expenses and performance,” said Steve Graziano, president of Touchstone Investments.

The reorganization is expected to be tax-free and is anticipated to be completed in the second quarter of 2015. Closing of the transaction is subject to shareholder approval and certain other contingencies.

About Federated Investors, Inc.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $362.9 billion in assets as of Dec. 31, 2014. With 131 funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 7,700 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

About Touchstone Investments

Touchstone Investments is a mutual fund company committed to providing investors with access to institutional asset managers who act in a sub-advisory capacity. While its sub-advisors are held to strict performance standards, they work with a large measure of independence and operate within their own demonstrated areas of expertise. Touchstone’s rigorous asset manager evaluation process and robust oversight approach are designed to ensure delivery on Touchstone’s commitment of achieving competitive long-term results. The Touchstone Funds are advised by Touchstone Advisors, Inc., a registered investment advisor, and are distributed nationally through intermediaries including broker-dealers, financial planners and institutions by Touchstone Securities, Inc., a registered broker-dealer and member FINRA/SIPC. Touchstone, Touchstone Funds and Touchstone Investments are federal service mark registrations and applications owned by IFS Financial Services, Inc. Touchstone Securities, Inc., Touchstone Advisors, Inc., and IFS Financial Services, Inc., are members of Western & Southern Financial Group. For more information, please visit TouchstoneInvestments.com.

About Western & Southern Financial Group

Founded in Cincinnati in 1888 as The Western and Southern Life Insurance Company, Western & Southern Financial Group (Western & Southern) has grown into a diversified family of financial services companies. Its assets owned ($43 billion) and managed ($27 billion) totaled $70 billion as of Dec. 31, 2014. For more information on the Western & Southern family of companies, visit www.westernsouthern.com. Western & Southern is the title sponsor of the Western & Southern Open (www.wsopen.com), a premier event in the U.S. Open Series played each August by the world’s top-ranked professional male and female tennis players.

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Assets for Touchstone Ohio Tax-Free Money Market Fund, Federated Ohio Municipal Cash Trust and Federated Money Market Obligations Trust are as of March 17, 2015.

Certain statements in this press release, such as those related to the structure and the closing date of the transactions and opportunities for shareholder continued investment, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Other risks and uncertainties include the possibility that Federated or Touchstone does not successfully complete the acquisition or completes the transactions in a manner or timetable different from that described above, as well as the risk factors discussed in the company’s annual and quarterly reports as filed with the Securities and Exchange Commission. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

Federated Funds are distributed by Federated Securities Corp. (Member FINRA), a wholly owned subsidiary of Federated Investors, Inc.

Federated Ohio Municipal Cash Trust, a portfolio of Money Market Obligations Trust, (ICA No. 811-31602) (“Federated”), together with Touchstone Ohio Tax-Free Money Market Fund, a portfolio of Touchstone Tax-Free Trust, will file a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS WHEN FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.  When filed, these documents will be available free of charge on the SEC’s Web site at www.sec.gov.  In addition, documents filed with the SEC by Federated will be available free of charge by calling 1-800-341-7400 or at FederatedInvestors.com.

Filed by: Money Market Obligations Trust, on behalf of its portfolio, Federated Ohio Municipal Cash Trust.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: Touchstone Ohio Tax-Free Money Market Fund, a portfolio of Touchstone Tax-Free Trust.

Subject Company Commission File No. 811-03174

March 20, 2015

TOUCHSTONE TAX-FREE TRUST

Touchstone Ohio Tax-Free Money Market Fund

Supplement to the Prospectus, Summary Prospectus, and

Statement of Additional Information dated October 30, 2014,

as supplemented November 21, 2014, December 22, 2014 and February 19, 2015

At a special meeting of the Board of Trustees of Touchstone Tax-Free Trust (the “Board”) held on March 19, 2015, effective March 20, 2015, the Board rescinded the plan to close and liquidate Touchstone Ohio Tax-Free Money Market Fund (the “Fund”). In addition, the Board approved an Agreement and Plan of Reorganization (the “Agreement”) between the Fund and Federated Ohio Municipal Cash Trust (the “Federated Fund”), a portfolio of Money Market Obligations Trust. The Federated Fund is a comparable money market fund advised by Federated Investment Management Company (“Federated”), an advisory subsidiary of Federated Investors, Inc. Pursuant to the Agreement, the Fund would be reorganized on a tax-free basis with and into the Federated Fund.

Specifically, pursuant to the Agreement, subject to approval of the Agreement by the Fund’s shareholders and satisfaction of certain other conditions, the Fund will be reorganized into the Federated Fund, and Class A and Institutional Class shareholders of the Fund will become shareholders of Service Shares and Institutional Shares, respectively, of the Federated Fund (the “Reorganization”).

A special meeting of shareholders of the Fund is expected to be held on or about May 29, 2015 and approval of the Agreement will be voted on at that time. A joint proxy statement/prospectus containing more information regarding the Reorganization will be provided in advance of the meeting to shareholders of record of the Fund as of March 31, 2015. If the Agreement is approved at the special meeting and certain conditions required are satisfied, the Reorganization is expected to take place on or about June 19, 2015.

The Fund will remain closed to new investors. The Fund’s checkwriting feature is being maintained for shareholders currently using that service but, in light of the proposed Reorganization, new checkbooks will not be issued. Any checks written against the Fund’s shares will be honored until the close of the Reorganization on or about June 19, 2015 to the extent there are sufficient assets to clear those checkwriting drafts.

Transactions from automatic investment plans or systematic withdrawal plans will continue to occur until the close of the Reorganization on or about June 19, 2015. Subsequent to the Reorganization, you will need to re-establish automatic investment plans and systematic withdrawal plans with the Federated Fund.

This supplement is not a solicitation of any proxy.

Please contact your financial advisor or Touchstone at 800.543.0407 if you have any questions.

P.O. Box 9878 i Providence, RI 02940-8078

Ph: 800.543.0407 i TouchstoneInvestments.com

Touchstone Funds are distributed by Touchstone Securities, Inc.*

*A registered broker-dealer and member FINRA and SIPC

A Member of Western & Southern Financial Group

Please retain this Supplement for future reference.

Federated Ohio Municipal Cash Trust, a portfolio of Money Market Obligations Trust, (ICA No. 811-31602) (“Federated”), together with Touchstone Ohio Tax-Free Money Market Fund, a portfolio of Touchstone Tax-Free Trust, will file a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS WHEN FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.  When filed, these documents will be available free of charge on the SEC’s Web site at www.sec.gov.  In addition, documents filed with the SEC by Federated will be available free of charge by calling 1-800-341-7400 or at FederatedInvestors.com.